SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 16, 2006

____________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)
____________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X         Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes __         No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __         No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__________

Enclosure:	A press release dated February 15, 2006, announcing STMicroelectronics N.V.'s plans to offer Senior Zero Coupon Convertible Bonds.

STMicroelectronics N.V. Announces Plans to Offer Senior
Zero Coupon Convertible Bonds

Geneva, February 15, 2006 — STMicroelectronics N.V. (NYSE:STM) today announced that it is raising approximately US$927 million from the issuance of Senior Zero Coupon Convertible Bonds due 2016 (the “Bonds”).

ST intends to use the net proceeds of the Bond offering for the repayment of amounts due under its existing Zero Coupon Senior Convertible Bonds due 2013 (the “2013 Bonds”), while maintaining the current level of liquidity in excess of $2 billion as of December 31, 2005. The holders of the 2013 Bonds have the right to require ST to redeem the 2013 Bonds at their accreted value on August 5, 2006. If the holders of the 2013 Bonds exercise their rights in full, ST would be obligated to pay $1,376 million. To the extent that ST does not use the proceeds for the repayment of amounts due under the 2013 Bonds or for repurchases of the 2013 Bonds, ST will use the proceeds for general corporate purposes. In the interim, ST expects to invest the net proceeds of this offering in short-term, income-producing investments.

In addition to issuing the Bonds, the Company is considering a complementary offering of senior debt in the Eurobond market to bring the total refinancing to approximately US$1.4 billion.

Carlo Ferro, ST’s Executive Vice President and Chief Financial Officer, commented “We are proceeding with our refinancing prior to the redemption of our outstanding 2013 Bonds through a combination of equity linked and straight debt instruments. This is driven by a firm intent to avoid any incremental dilution to our equity holders. Actually, the Bonds extend the minimum life of financing and maintain a number of shares equal to those underlying the 2013 Bonds. Both of these features are aimed at stabilizing the solid capital structure of ST under terms that are friendly to our shareholders and consistent with our objective to create value.”

Summary terms of the Convertible Bonds

The Bonds will constitute direct, unsubordinated and unsecured obligations of ST, will carry a zero coupon and will be subject to an accretion in the amount due upon redemption or at maturity to produce a yield of 1.5% per annum on a semi-annual bond equivalent basis.

ST has granted the managers an option to increase the issue size by up to 5% for a period of up to 30 days from settlement. Assuming full exercise of this option, gross proceeds from the offering will be approximately US$974 million.

The holder of each Bond will be entitled to convert such Bond into common shares of ST until maturity in 2016. The total amount of such shares will correspond to a maximum of 42 million underlying common shares of ST, including the increase option. The conversion price at issuance is fixed at a premium of 30% above US$17.84, the closing price of the Company’s ordinary shares on the New York Stock Exchange on February 14, 2006.

Unless previously converted or redeemed, the Bonds will mature on February 23, 2016, ST may redeem the Bonds, in whole or in part, at their accreted value following the fifth anniversary of issuance in 2011, subject to ST’s share price on the NYSE exceeding 130% of $1,000 plus accumulated gross yield, divided by the then applicable conversion rate. Investors may require ST to redeem the Bonds in cash at their accreted value on February 23, 2011, February 23, 2012 and February 23, 2014.

ST Holding II B.V., a 27.6% shareholder of ST, and certain of ST’s indirect shareholders, including Areva and Finmeccanica, have agreed to a lock-up of 30 days in connection with the offering.

Application will be made to list the Bonds on the Luxembourg Stock Exchange. ST intends to list the common shares underlying the Bonds on Eurolist by EuronextTM Paris.

Other information

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No public offering of securities is being made in the United States.

This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the Republic of France. The Bonds may not and will not be offered or sold to the public in the Republic of France except to qualified investors (“investisseurs qualifiés”), to a restricted circle of investors (“cercle restreint d’investisseur”) or to people providing portfolio management services for third party accounts (“personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers”) in each case acting for their own account, as defined in and in accordance with Articles L.411-1, L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier.

This announcement does not constitute or form part of a public offer or solicitation of a public offer to purchase or subscribe for securities in the Republic of Italy. Any offer, sale or delivery of the Bonds in the territory of the Republic of Italy shall only be directed to “Professional Investors”, as defined in Article 31, second paragraph of CONSOB Regulation No. 11522 of July 1, 1998 (“Regulation No. 11522”), as amended, pursuant to Article 30, second paragraph and Article 100 of Legislative Decree No. 58 of February 24, 1998, as subsequently amended, (“Decree No. 58”) or in any other circumstances where an express exemption from compliance with the solicitation restrictions provided for under Decree No. 58 or Regulation No. 11971 of May 14, 1999, as amended, applies. The Bonds cannot be offered, sold or delivered to physical persons even if they qualify as Professional Investors, according to the above-referenced definition.

This announcement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the Bonds and the common shares issuable upon conversion thereof may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

No action has been taken or will be taken in any member state of the European Economic Area that as at the date of this announcement has implemented the Prospectus Directive (each a “Relevant Member State”) to permit an offer to the public of the Bonds or the common shares issuable upon conversion thereof. Accordingly, subject to compliance with other restrictions in certain Relevant Member States as set forth in this announcement, the Bonds may only be offered in Relevant Member States to:

•	legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

any legal entity which has two or more of (i) an average of at least 250 employees during the financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000 as shown in the last annual or consolidated accounts; or

•

a natural person who has expressly requested pursuant to Article 2(1)(e)(iv) of the Prospectus Directive (and any relevant measures in a Relevant Member State) to be considered as a qualified investor and which have satisfied at least two of the criteria set out in Article 2(2) of the Prospectus Directive (and any requirements of any relevant implementing measures in a Relevant Member State)

provided that any such legal entity (a “Permitted Investor”) is acquiring such Bonds (i) for its own account and not with a view to the Bonds or the common shares issuable upon conversion thereof being resold or placed within any Relevant Member State other than to other Permitted Investors, (ii) for the account of other Permitted Investors, or (iii) for the account of other persons or entities for whom it makes investment decisions on a wholly discretionary basis.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. Further information on ST can be found at http://www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Stanley March Investor Relations Vice President Tel: +1 212 821 8939 Fax: +1 212 821 8923 Email: stan.march@st.com
Benoit De Leusse STMicroelectronics Investor Relations Director Tel: +41 22 929 58 12 Fax: +41 22 929 69 61 Email: benoit.de-leusse@st.com	Fabrizio Rossini STMicroelectronics Investor Relations Senior Manager Tel: +41 22 929 69 73 Fax: +41 22 929 69 61 Email: fabrizio.rossini@st.com
MEDIA RELATIONS:
Maria Grazia Prestini STMicroelectronics Director, Corporate Media Relations Tel: +41 2 29 29 69 45 Fax: +41 2 29 29 69 50 Email: mariagrazia.prestini@st.com	Michael Markowitz Director, U.S. Media Relations Tel: + 1 212 821 8959 Fax: + 1 212 821 8922 Email: michael.markowitz@st.com
Sandrine Romano Burson-Marsteller Paris Tel: +33 1 41 86 76 77 Cell: +33 (0) 6 11 80 72 78 Email: sandrine_romano@fr.brn.com	Guerric de Beauregard Burson-Marsteller Paris Tel: +33 1 41 86 76 82 Cell: +33 (0) 6 59 19 80 Email: guerric_debeauregard@fr.bm.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: February 16, 2006	By: /s/ CARLO FERRO

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer

Enclosure:	A press release dated February 15, 2006, announcing STMicroelectronics N.V.'s plans to offer Senior Zero Coupon Convertible Bonds.